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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


     [X]            ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
     [ ]          TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-13086



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          WEATHERFORD INTERNATIONAL, INC. EMPLOYEE STOCK PURCHASE PLAN

================================================================================

                        Weatherford International, Inc.
                             515 Post Oak Boulevard
                                   Suite 600
                               Houston, TX  77027

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Weatherford International, Inc. Employee
Stock Purchase Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford International, Inc. Employee Stock Purchase Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the accompanying financial statements, effective June 30, 2001, the board of directors of Weatherford International, Inc., voted to terminate the Plan. In accordance with accounting principles generally accepted in the United States, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2000 and 1999 financial statements to the liquidation basis used in presenting the 2001 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ ARTHUR ANDERSEN LLP


Houston, Texas
March 27, 2002

                         WEATHERFORD INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000

                                                                                       2001           2000
                                                                                    ----------     ----------
ASSETS:
   Common Stock of Weatherford International, Inc., at quoted market value,
     32,322 shares at $47.250 per share (cost $951,517) in 2000                     $     -        $1,527,215
   Common stock of Grant Prideco, Inc., at quoted market value,
     18,264 shares at $21.938 per share (cost $175,122) in 2000                           -           400,676
   Contributions receivable-
     Company                                                                              -            23,531
     Participants                                                                         -            53,961
                                                                                    ----------     ----------
                                                                                          -            77,492
   Other receivable                                                                       -            28,775
   Cash and cash equivalents                                                             3,549          2,722
                                                                                    ----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                              $    3,549     $2,036,880
                                                                                    ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                         WEATHERFORD INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001


                                                                    2001              2000              1999
                                                                ------------      ------------      ------------
CONTRIBUTIONS:
   Company                                                      $    162,811      $    232,624      $    152,656
   Participants                                                      374,243           504,259           307,807

NET REALIZED GAIN ON THE SALE OR DISTRIBUTION OF:
     Weatherford International, Inc., common stock                   199,097           187,201            71,699
     Grant Prideco, Inc., common stock                                26,285           197,923              -

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF:
     Weatherford International, Inc., common stock                  (575,698)          307,231           456,583
     Grant Prideco, Inc., common stock                              (225,554)          225,554              -

INTEREST INCOME                                                          265               427               348

OTHER                                                                   -                 -               17,641

WITHDRAWALS BY PARTICIPANTS:
   Shares, at market value                                        (1,985,362)         (695,867)         (363,236)
   Cash                                                               (9,418)           (5,208)             (563)
                                                                ------------      ------------      ------------
INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS                                    (2,033,331)          954,144           642,935

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                               2,036,880         1,082,736           439,801
                                                                ------------      ------------      ------------
   End of year                                                  $      3,549      $  2,036,880      $  1,082,736
                                                                ============      ============      ============


   The accompanying notes are an integral part of these financial statements.

                         WEATHERFORD INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

The Weatherford International, Inc. Employee Stock Purchase Plan (the Plan) was established for the purpose of affording eligible employees of Weatherford International, Inc., and its subsidiaries (the Company) an opportunity to regularly and systematically invest in Weatherford International, Inc. common stock (Common Stock).

In October 1999, the Company's board of directors approved the spin-off of the Grant Prideco, Inc. Drilling Products Division. The spin-off was completed on April 14, 2000. As a result, the board of directors declared a distribution of one share of Grant Prideco, Inc. common stock for each share of Common Stock outstanding at the close of business on March 23, 2000. Shares of Grant Prideco, Inc. common stock remained in each participant's account until distribution was requested by the participant or final liquidation of the Plan.

Termination of Plan

Effective June 30, 2001, the board of directors of the Company terminated the Plan and no further contributions were made to the Plan by participants or the Company. As of December 31, 2001, all whole shares of stock and cash for fractional shares had been distributed to participants. Subsequent to December 31, 2001, the remaining cash of $3,549 was utilized to pay administrative expenses of the Plan.

Basis of Accounting

In conjunction with the Plan's termination, the 2001 financial statements have been prepared on the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States. The 2000 and 1999 financial statements of the Plan were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Participant Accounts

JPMorgan Chase Bank (the Trustee), formerly Chase Bank of Texas, N.A., maintained a separate account for each participating employee. The Trustee allocated to each account the number of shares of Common Stock purchased with contributions credited to such account and dividends, if any. The Plan included 458 participants as of December 31, 2000.

Investment Valuation

The Plan primarily invested in shares of Common Stock and, subsequent to the spin-off, shares of Grant Prideco, Inc. common stock. Shares were reflected in the accompanying financial statements at quoted market value, as listed on the NYSE. The change in the difference between the quoted market value and the cost of shares not withdrawn is reported as Change in Unrealized Appreciation (Depreciation) in the Statements of Changes in Net Assets Available for Plan Benefits (see Note 4). Net realized gain (loss) on the sale or distribution of shares is reported based on actual cost (see Note 3). Contributions pending purchase of Common Stock and liquidations pending distribution to participants and payment of administrative expenses were invested in a short-term investment fund with cost equal to market value. The short-term investment fund is reflected in the accompanying Statements of Net Assets Available for Plan Benefits as Cash and Cash Equivalents.

2.  PROVISIONS OF THE PLAN:

Administration

The Plan was administered by a committee (the Administrative Committee) of not less than three persons appointed from time to time by the board of directors of the Company.

Eligibility

Subject to certain restrictions imposed by foreign countries in which the Company maintains offices, every full-time non-U.S. employee and every full-time U.S. employee not eligible for the Company's 401(k) savings plan was eligible to participate in the Plan on the first day of active service with the Company. Participants were eligible to receive a Company contribution after completing one year of service with the Company.

Participant Contributions

Prior to the Plan's termination, an eligible employee could contribute by payroll deductions two percent to six percent of base salary, but in no event less than twenty dollars per month or more than a maximum dollar amount determined from time to time, in advance, by the Administrative Committee.

Company Contributions

Prior to the Plan's termination, the Company contributed fifty cents to each dollar contributed by participants up to six percent. Participants vested immediately in both their contributions to the Plan and all Company contributions made on their behalf.

The Trustee and Purchases of Common Stock

The Trustee maintained custody of the Plan's assets and used the participants' payroll deductions, the Company's contributions and cash dividends received to purchase Common Stock. The Company has not declared or paid any cash dividends on its Common Stock since 1984. The Common Stock was purchased on the open market or from the Company by the Trustee at a price equal to the closing price of the Common Stock on the NYSE.

Withdrawals and Termination of Employment

Prior to the Plan's termination, participating employees could withdraw part or all of the whole shares of Common Stock in their accounts as of March 31 of any calendar year after giving written notice prior to March 1. Cash in lieu of fractional shares and any other credits were also paid to the withdrawing employee. On termination of employment, a distribution was made to the employee, or, in the case of death, to the persons entitled thereto, of all shares of Common Stock and shares of Grant Prideco, Inc. common stock and cash adjustments as described above.

Federal Income Tax Consequences

The Plan was not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Subject to differing tax consequences imposed by foreign countries in which the Company maintains offices, amounts contributed to the Plan by an employee through payroll deductions and amounts contributed by the Company were treated as ordinary income. The Plan was not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

3.  NET REALIZED GAIN:

The following table sets forth the net realized gain for each of the three years in the period ended December 31, 2001:

                                                                                  2001            2000          1999
                                                                              ------------     ----------    ----------
Weatherford International, Inc., common stock-
   Sale or distribution of shares, at market                                  $  1,793,203     $  480,270    $  367,624
     Less- Sale or distribution of shares, at cost                               1,594,106        293,069       295,925
                                                                              ------------     ----------    ----------
                                Net realized gain                             $    199,097     $  187,201    $   71,699
                                                                              ============     ==========    ==========
Grant Prideco, Inc., common stock-
   Sale or distribution of shares, at market                                  $    201,407     $  234,487    $     -
     Less- Sale or distribution of shares, at cost                                 175,122         36,564          -
                                                                              ------------     ----------    ----------
                                Net realized gain                             $     26,285     $  197,923    $     -
                                                                              ============     ==========    ==========

4.       CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION):

The change in unrealized appreciation (depreciation) is as follows for each of the three years in the period ended December 31, 2001:

                                                                                  2001            2000           1999
                                                                              ------------     ----------    -----------
Weatherford International, Inc., common stock-
   Unrealized appreciation at end of year                                     $       -        $  575,698    $   268,467
     Less- Unrealized appreciation (depreciation) at beginning of year             575,698        268,467       (188,116)
                                                                              ------------     ----------    -----------
                Change in unrealized appreciation (depreciation)              $   (575,698)    $  307,231    $   456,583
                                                                              ============     ==========    ===========
Grant Prideco, Inc., common stock-
   Unrealized appreciation at end of year                                     $       -        $  225,554    $      -
     Less- Unrealized appreciation (depreciation) at beginning of year             225,554           -              -
                                                                              ------------     ----------    -----------
                Change in unrealized appreciation (depreciation)              $   (225,554)    $  225,554    $      -
                                                                              ============     ==========    ===========

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

          WEATHERFORD INTERNATIONAL, INC. EMPLOYEE STOCK PURCHASE PLAN



March 27, 2002                                   /s/Jon R. Nicholson
    Date                              ------------------------------------------
                                                    Jon R. Nicholson
                                      Senior Vice President, Human Resources and
                                              Information Technology for
                                         Weatherford International, Inc., and
                                             Administrative Committee Member

                                INDEX TO EXHIBIT

Exhibit
Number
------
 23.1                 Consent of Independent Public Accountants
 99.1                 Temporary Note 3T to Article 3 of Regulation S-X